FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of April 2007


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.











BG GROUP PLC PUBLICATION OF DOCUMENTS: ANNUAL REPORT AND ACCOUNTS 2006, ANNUAL REVIEW 2006 AND NOTICE OF ANNUAL GENERAL MEETING ON 14 MAY 2007

In accordance with Listing Rule 9.6.1, BG Group plc has today submitted to the UK Listing Authority copies of the following documents:

-Annual Report and Accounts for the year ended 31 December 2006; and

-Annual Review for the year ended 31 December 2006.

Each of the above documents incorporates the Notice of Annual General Meeting to be held on 14 May 2007.

These documents will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at: The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS.

Both documents are also available on the BG Group website www.bg-group.com

In addition, the Notice of Annual General Meeting for 2007 includes a resolution to adopt new Articles of Association. Copies of the proposed new Articles of Association have been forwarded to the Financial Services Authority in accordance with Disclosure and Transparency Rule 6.1.2 and are available on our website, www.bg-group.com/articles.

BG will be filing its annual report on Form 20-F with the US Securities and Exchange Commission later today. The report is available in pdf format at http://www.bg-group.com/ara/2006/ . Shareholders may request a hard copy of the report free of charge through BG's website.

                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 17th April 2007                                By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary